GLOBAL HEADQUARTERS
530 Herman O. West Drive ∙ Exton, PA 19341
TEL 610-594-3327 ∙ FAX 610-594-3013
rick.luzzi@westpharma.com
RICHARD D. LUZZI
Corporate Vice President Human Resources

June 30, 2015

Donald E. Morel
1703 Lookaway Court
New Hope, PA

Re:    Your Special 2015 Long-Term Incentive Plan Award
Dear Don:
Pursuant to the Retirement Separation Agreement between you and the Company, dated June 30, 2015 (the “Retirement Separation Agreement”), the Compensation Committee of our Board of Directors granted you the following stock option and performance-vesting share units.

Stock Option Award:	103,184
Target PVS Units:	20,661
Expected Value	$2,400,000
The expected value is calculated using the fair market value and Black-Scholes option value on the date of the award. The awards were made under the terms of our 2011 Omnibus Incentive Compensation Plan (the “Plan”). We have attached a summary of the terms of your awards. Please read it carefully.
I am pleased that you are a participant in this long-term incentive compensation program and trust that your participation will be beneficial to both you and the Company.
Sincerely,
Enclosures

Summary of Your Stock Options

What is a stock option?

A stock option is the right to purchase a fixed number of shares at a set exercise price. The option granted by this award is a non-qualified stock option. The stock option gains value when the price of our common stock exceeds the exercise price.

How many shares may I purchase and what is the price?

The number of shares you may purchase and the exercise price are as follows:

Exercise Price	Total shares that may be purchased upon exercise
$58.08	103,184

May I purchase the shares immediately?

No. Your option becomes exercisable – or “vests” – as per the schedule below. You do NOT need to remain employed during the vesting period for the option to vest. However, you must comply with the terms and conditions contained in your Retirement Separation Agreement. At the end of the period, you may exercise the entire option. The following chart shows when and what portion of your option is exercisable each year.

Date	Portion of the option is exercisable
June 30, 2015 (grant date)	0
June 30, 2016	25,796
June 30, 2017	51,592
June 30, 2018	77,388
June 30, 2019 and thereafter	103,184

However, in no event will your option be exercisable after the Expiration Date set forth below.
What happens if I die or become disabled before the award is fully vested?
Your options will vest immediately 100% if you die or become disabled during the vesting period.
When will my option expire?
The option expires on June 30, 2025, which will be referred to as the “Expiration Date.” This means that once it becomes exercisable, the option may be exercised until June 29, 2025 unless you die. If you die, the option will expire one year from the date of your death.
How do I exercise my stock option?
There are four ways to exercise a stock option.

•	Cash. You write a check to the Company for the exercise price, plus any applicable withholding taxes.

•	Already owned shares. You may deliver or attest vested shares of common stock that you own with a fair market value equal to the exercise price, plus any applicable withholding taxes.

•	Combination of shares and cash. You may use a combination of cash and stock.

•
Reduction of proceeds. You may elect to have shares you would otherwise receive upon the exercise reduced by an amount equal to the total exercise cost divided by the fair market value of the shares at the time of your exercise. In effect, you would receive the “net” shares otherwise due to you after deducting for the exercise cost, plus applicable withholding taxes.

When do I have to pay for the exercise?
The full exercise price and applicable taxes must be paid within three days of exercise.
Will I receive dividends on my unexercised options?
No. Dividends are only payable to you after you exercise your option as long as you do so before the applicable dividend record date.
Summary of Your Performance-Vesting Share Unit Award

What is a performance-vesting share unit?

A PVS Unit award represents the conditional right to receive a distribution of shares. The number of shares you will receive depends on how well the Company’s actual performance compares to specified performance goals at the end of the performance period.
What are the performance goals applicable to the PVS Unit award?
The performance levels are based on two equally weighted performance measures. The two measures of Company performance are:

•
Average return on invested capital – also called “ROIC” – is measured by dividing the average of the Company’s net operating profit (without regard to taxes) over the performance period by the average outstanding equity plus debt over that period.

•	Compounded annual revenue growth – also called “CAGR” – is the compound annual growth rate in net sales for the Company over the same period.
What is the performance period for this PVS Unit award?
The Company’s performance against the goals is measured over a three-year period that begins January 1, 2015 and ends December 31, 2017.
Your target PVS Units award presented on the first page of this letter is the number of shares of West Common Stock that you would receive if the Company obtains 100% of both of the ROIC and CAGR performance targets. Additional shares of Common Stock will be distributed under this PVS award if actual performance exceeds the target performance level, and fewer shares of Common Stock will be distributable if actual performance falls short of the target performance level. No shares of Common Stock will be paid out if actual performance falls below the threshold level described below.

The following table shows the performance targets for CAGR and Average ROIC and the corresponding PVS Units payouts for the 2015-2017 performance period.

Performance Range		CAGR		Average ROIC
		(applies to 50% of PVSUs)		(applies to 50% of PVSUs)
		If CAGR is:	Then the payout as a % of Target is:	If ROIC is:	Then the payout as a % of Target is:
Maximum:	150%	11.85%	200%	16.50%	200%
	125%	9.88%	150%	13.75%	150%
	110%	8.69%	120%	12.10%	120%
Target:	100%	7.90%	100%	11.00%	100%
	85%	6.72%	75%	9.35%	75%
Threshold:	70%	5.53%	50%	7.70%	50%
< 70%		< 5.53%	-0-	<7.70%	-0-

If actual CAGR or ROIC falls between any of the performance range percentages above, the payout for that portion of your PVS Units will be determined by applying a mathematical formula to estimate the value based on the two nearest percentages.
Can my PVS Unit award be adjusted?
Yes, the Committee can change or revise the targets as it considers appropriate and make adjustments for budgeted exchange rates or an “extraordinary or special item” on a case-by-case basis. Extraordinary or special items include (1) settlement of litigation or actions brought by governmental agencies , (2) changes to the Company’s capital structure, including changes to dividend policy, share repurchase programs, mergers, acquisitions, divestitures, reorganizations and restructurings; and (3) new legislation or governmental regulations enacted or promulgated during the performance period.
When will I know how many shares I am eligible to receive?
The shares will be distributed to you in early 2018 after the ROIC and CAGR for the performance period are calculated. This will be done by the Compensation Committee after review of the Company’s audited financial statements.
Will I receive dividends on my PVS Units?
During the performance period, your account will be credited with additional PVS Units as if the target PVS Units award had been reinvested in dividends paid on Common Stock during the period. At the end of the performance period, you may receive additional shares of Common Stock equal to the amount of PVS Units credited through this dividend-reinvestment feature. If performance falls below the target levels, you will forfeit some or all of these PVS Units based on the applicable payout percentage.
What happens if I terminate employment during the performance period?
You do NOT need to remain employed during the performance period to receive a distribution of PVSUs. However, you must continue to comply with your Retirement Separation Agreement.

Additional Information Applicable to Both Your Stock Option and PVS Unit Award

Are there other circumstances that would lead to a forfeiture of my award or the proceeds that I receive from exercising my award?

Yes. All awards are subject to our Incentive Compensation Recovery Policy, which is attached to this award letter as Exhibit I. You are encouraged to carefully read that policy and contact me or the Law Department if you have any questions. The policy generally provides that in certain situations you will forfeit your award and may be required to reimburse us for the amounts you receive as a result of any option that you exercise or share of stock that you sell. Your acceptance of this award is expressly conditioned on your agreement to be subject to the Incentive Compensation Recovery Policy, including the provisions that allow us to deduct any proceeds from other sources of income payable to you. This award would not be made if you did not agree to be subject to that policy.

The clawback period described in the Incentive Compensation Recovery policy is extended for the full duration of the period of continued vesting described in this award. The Compensation Committee may determine in its sole and absolute discretion that if circumstances exist that would permit the recovery of incentive compensation paid to you during the vesting period, in addition to recovering this compensation, all vesting will immediately cease and the remainder of your awards will be forfeited immediately.

Does the Securities Trading Policy apply to my award?
Yes. All sales of shares of company stock (including shares earned under the PVS Unit award and shares received upon exercise of an option) and all option exercise transactions are subject to our Securities Trading Policy. Option exercises and stock sales by West’s officers who are subject to Section 16 of the Securities and Exchange Act of 1934 or on the designated persons list under our policy also must meet the review and written pre-approval by our General Counsel requirements of that policy. For information and to access the required pre-clearance form, please go to IntraWest and look under the Legal & Compliance tab.
Does my acceptance of this award guarantee me any future awards, continued employment or additional severance pay?
No. This award is granted at the sole discretion of West. Your receipt of this award does not guarantee any future awards, nor does it guarantee your continued employment with the Company. Subject to applicable law, your employment may be terminated for any reason. Additionally, this award is not part of your base pay or compensation for determination of any severance pay or benefits you may be entitled to upon termination of employment unless that is specifically agreed to in writing between you and the Company.
Where can I find additional information about my award?
This is a summary of the terms of your stock option and PVS Unit award. Your award is subject to the terms of the 2011 Omnibus Incentive Compensation Plan. This award is being delivered with an Information Statement, which gives additional information about your award and the 2011 Omnibus Incentive Compensation Plan under which it was granted. We encourage you to read the Information Statement. Additional terms and conditions may apply to your award under the terms of the Omnibus Plan.

EXHIBIT I
Incentive Compensation Recovery Policy

The Company may seek to recover incentive compensation awarded to any recipient in accordance with the terms of this policy. Each award of annual or long-term equity-based or performance-based compensation must specify that the award is subject to this policy.
Restatement of Financial Results. The Company will cancel or will seek to recover all or a portion of an award from any executive officer of the Company if the Company is required to significantly or materially restate its financial statements (other than to comply with changes to applicable accounting principles) with respect to any of the three fiscal years before the payment of the award. The Company also will not pay or will seek to recover all or a portion of an award from any award recipient whose fraud or misconduct causes the restatement of the Company’s financial statements with respect to any of the three fiscal years before the payment of the award.
Calculation Errors. Even if no financial results are restated, if an award is paid or distributed, and it is subsequently determined that the award should have been less than the amount calculated due to mathematical errors, fraud, misconduct or gross negligence, the Company may seek repayment of the award from any award recipient during the three-year period following the payment of the award.
Detrimental Conduct. If an award recipient directly or indirectly engages in conduct that competes with the Company, or any conduct that is materially inimical, contrary, harmful to, or not in the best interests of the Company or if the award recipient fails to comply with any of the material terms and conditions of the award (unless the failure is remedied within ten days after having been notified of such failure), then the Company has the discretion to immediately cancel any and all outstanding awards and require that the award recipient repay all or any portion of an award, including the gain realized on the exercise of a stock option, stock appreciation right or the disposition of any other equity-based award. To be subject to this policy, the detrimental conduct must have occurred while the award recipient was rendering service to the Company, or during the six-month period following the later of (1) the date the recipient ceases rendering service to the Company or, (2) the date the award is paid (or an option or stock appreciation right is exercised).
Exercise of Discretion. With respect to executive officers and members of the board of directors, the compensation committee has the sole and absolute authority (unless the board determines that the whole board should have such authority) to determine whether to exercise its discretion to seek repayment or cancel an award and what portion of an award should be recovered or canceled. With respect to all other award recipients, the officers of the Company have sole and absolute authority. The compensation committee, board or officers, as appropriate, will consider all relevant facts and circumstances in exercising their discretion. These facts and circumstances include: (1) the materiality of any changes to calculations or financial results, (2) the potential windfall received by recipients, (3) the culpability and involvement of the award recipients, (4) the controls in place to limit misconduct or incorrect reporting, (5) the period during which any misconduct occurred, (6) any other negative repercussions experienced by the award recipient, (7) the period that has elapsed since the date of any misconduct and (8) the feasibility and costs of recovering the compensation.
Enforcement. The board intends that this policy will be applied to the fullest extent permitted by applicable law. The Company has the authority to seek recovery through any available means including litigation or the filing of liens, if necessary. The Company also has the authority, to the extent permitted by law, to deduct the amount to be repaid from any amounts otherwise owed to the recipient, including wages or other compensation, fringe benefits, or vacation paid. Whether or not the Company elects to make any deduction, if the Company does not recover the full amount that it has determined should be recovered, the recipient must immediately repay the unpaid balance. By agreeing to accept an award, each award recipient consents to the Company’s right to make these deductions.